SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 2018
Commission File Number 0-28800
______________________
DRDGOLD Limited
1 Sixty Jan Smuts Building, 2
nd
Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes
No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2018, incorporated by reference herein:
Exhibit
99.1 Release dated January 8, 2018, “RENEWAL OF CAUTIONARY
ANNOUNCEMENT”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: January 8, 2018 By: /s/ Riaan Davel
Name: Riaan Davel
Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company”)
RENEWAL OF CAUTIONARY ANNOUNCEMENT
Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the announcement published by DRDGOLD on SENS on
Wednesday, 22 November 2017 (“Announcement”).
Further to the Announcement, Shareholders are advised that the pro forma financial effects of the
Proposed Transaction are still being finalised. Accordingly, Shareholders are advised to continue to exercise caution when dealing in the Company’s securities until a further announcement is made.
Johannesburg
8 January 2018
Sponsor
One Capital